UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on December 13, 2022, Borqs Technologies, Inc. (the “Company” or “Borqs”) received a letter from the Department of the Treasury on behalf of the Committee on Foreign Investment in the United States (“CFIUS”) stating that the Company is required to negotiate with CFIUS to fully divest (the “Divestment”) its ownership interests and rights in Holu Hou Energy LLC (“HHE”) due to HHE’s solar energy storage system and EnergyShare technology for Multi-Dwelling Residential Units being deemed a potential national security risk due to Borqs’ IoT software development and hardware sourcing capabilities in China.

On March 16, 2023, the Company and HHE entered into a national security agreement (the “Agreement”) with the Department of Defense and Department of Treasury (the “U.S. Government”). The Agreement provides that the Divestment shall occur within six months unless extended by the U.S. Government. The Agreement also contains standstill provisions which provide that the Company shall not acquire any additional ownership interest in HHE, merge with or into HHE, effect any changes to the rights held by the Company, except as necessary to effect its obligations under the Agreement, or acquire or take possession of any assets of HHE. Further, upon the completion of the Divestment, the Company shall terminate or irrevocably waive any information, consent, board appointment, board observer, or other governance rights held by the Company, except for any and all rights that are determined by the U.S. Government to be necessary to effect the provisions of the Agreement. The Agreement outlines the steps to be taken with respect to the Divestment: engaging a nationally recognized investment bank with experience in administering competitive sales and auction processes; assigning and hiring of security and monitoring personnel to directly communicate with the U.S. Government; removing all of Borqs’ administrative and technical influence over HHE; and creating a plan to divest all of Borqs’ investment interests and rights in HHE. The Agreement provides that within thirty (30) days and pending the Divestment, Borqs shall irrevocably transfer the HHE Interests to a Divestment Trust pursuant to a trust agreement to be entered into between Borqs and a trustee (the “Trustee”).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: March 22, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

2